PureStream, LLC
Form ATS-N Updating Amendment (March 3, 2025)
Exhibit 3

Part III: Manner of Operations
Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

The PURE ATS uses two fee structures: a per share model and a subscription model.

Under the per-share model, fees are charged on a per share basis and can range from $0.0005 to $0.0025. The per-share fee structures are separately negotiated with each individual Subscriber and all terms may vary. In negotiating fee structures, PURE primarily considers a combination of: (i) historical trading volume and patterns; (ii) anticipated trading volume and patterns; (iii) competitive considerations (e.g., venue-wide subscriber, market participation, market access, and product terms); and (iv) the method(s) by which orders arrive on the ATS, including whether the order access method is systematic (e.g., access methods (i) and (ii), below) or manually directed (e.g., access methods (i) and (iii), below) (lower fees are generally considered for systematic order flow, though that may vary by Subscriber and specific order flow). Orders may arrive on the ATS:

(i) As directed by a Subscriber (systematically or manually);
(ii) As directed by a DMA User systematically (e.g., algorithmically) via a Subscriber;
(iii) As directed by DMA User manually (e.g., EMS) via a Subscriber;
(iv) With the SDSP instruction (described more fully in Part III, Item 14);
(v) With the LMSP modifier (described more fully in Part III, Item 14); or
(vi) With the PRO instruction (described more fully in Part III, Item 14).

PURE ATS also offers agreements under a subscription model. The subscription model is available to all Subscribers that provide for systematic (i.e., algorithmic) directed order flow from DMA Users (meaning that the Subscriber's customer is instructing the Subscriber to send the relevant orders to PURE ATS through the Subscriber's market access connections ((i)(a) above); however, PureStream may limit the number of agreements available under the subscription model at a given time. Under the subscription model, Subscribers are charged a flat fee in connection with directed DMA User orders. The flat fee and relevant terms are negotiated with Subscribers on a case-by-case basis primarily in consideration of (i) historical trading volume and patterns; (ii) anticipated trading volume and patterns; and (iii) competitive considerations (e.g., venue-wide subscriber, market participation, market access, and product terms). The range of flat fees per share when applied to expected volume per each subscription agreement is $0.0005 to $0.0025.

These fee models are not mutually exclusive and a Subscriber may route orders to PURE ATS subject to both structures. The terms of each fee model and the applicability to a specific Subscriber's order flow will be set forth in each Subscriber's agreement with PureStream.

As described in FINRA Rule 6897 (Consolidated Audit Trail Funding Fees), Executing Brokers (as that term is defined for purposes of that rule) are assessed CAT regulatory fees. As used in the FINRA rule, PURE is identified as the CAT Executing Broker for the buyer in each transaction on PURE ATS and is therefore assessed CAT regulatory fees in that capacity; the subscriber-seller is identified as the Executing Broker for the seller and is separately assessed CAT regulatory fees.

PURE does not pass on CAT regulatory fees that it is assessed as the Executing Broker for the buyer.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

PURE does not provide any non-ATS products or services.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

LM Sub-Pools have maker-taker rebate pricing. Rebates are issued to the Subscriber of record on an LM ID when the ATS executes a trade in an LM Sub-Pool that involves an order routed through an LM ID (only available for LM order flow). Only the Subscriber of record for the LM ID receives a rebate.

Rebates are not issued in connection with orders that are not routed through an LM ID (these orders are subject to negotiated fees as described in Part III, Item 19(a)), and the chronological entry time between two matched orders is not relevant to rebates.

Rebates are on a per-share traded basis and rebate structures may range from $0.0005 to $0.0025, and are negotiated individually for LM IDs with Subscribers. In negotiating rebate rates, PURE will consider anticipated liquidity posting volume, anticipated trading volume, and ongoing volumes once the LM Pool is active.